UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 9, 2006

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 5.02(d). DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS.

This filing supplements filings in connection with Item 5.02(d) of the Current Report on Form 8-K of Irwin Financial Corporation (the "Corporation"), filed on August 24, 2005 and Form 8-K/A filed February 14, 2006. In those filings, the Corporation reported that the Board of Directors (the "Board") had elected Marita Zuraitis as a director and as a member of the Board's Audit and Risk Management Committee.

In addition, the February 14, 2006 filing should have indicated that Ms. Zuraitis is also a member of the Board's Executive Committee. The Executive Committee consists of the non-employee directors of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: February 15, 2006   By: /s/ Gregory F. Ehlinger
                                      _____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer